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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                          Nord Resources Corporation
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  655555 10 0
                                (CUSIP Number)

                            James C. Colihan, Esq.
                               Coudert Brothers
                          1114 Avenue of the Americas
                           New York, New York 10036
                                 (212)626-4680
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 2, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 12 Pages



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                                 SCHEDULE 13D

CUSIP No. 655555 10 0                                       Page 2 of 12 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Jean-Raymond Boulle (foreign person - no IRS identification number issued)

2        Check the Appropriate Box If a Member of a Group*
                                      a. / /
                                      b. / /

3        SEC Use Only

4        Source of Funds*

                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  British

                           7        Sole Voting Power
  Number of                                 -0-
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  4,000,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   -0-
    With
                           10       Shared Dispositive Power
                                            4,000,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,000,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             / /

13       Percent of Class Represented By Amount in Row (11)
                  20.2%


14       Type of Reporting Person*
                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                 SCHEDULE 13D

CUSIP No. 655555 10 0                                     Page 3 of 12 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                MIL (Investments) S.A. (foreign person - no IRS identification number issued)

2        Check the Appropriate Box If a Member of a Group*
                                      a. / /
                                      b. / /

3        SEC Use Only

4        Source of Funds*

                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Luxembourg

                           7        Sole Voting Power
  Number of                                 -0-
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  4,000,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   -0-
    With
                           10       Shared Dispositive Power
                                            4,000,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  4,000,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            / /

13       Percent of Class Represented By Amount in Row (11)
                  20.2%

14       Type of Reporting Person*

                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 (this "Amendment") to the Schedule 13D filed on April 25, 1996 (the "Schedule 13D") on behalf of MIL (Investments) S.A., a Luxembourg corporation ("MIL"), and Mr. Jean-Raymond Boulle, a British citizen with a residential address at Seaside Plaza, Batiment C, 6 avenue des Ligures, MC-98000 Monaco ("Mr. J. R. Boulle", together with MIL, the "Reporting Persons") relates to the Common Stock, par value $.01 per share ("Nord Common Stock"), of Nord Resources Corporation, a Delaware corporation ("Nord"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.           Security and Issuer

         This Amendment relates to the 840,000 shares of Nord Common Stock acquired by MIL through conversion of the Promissory Note on July 2, 1996 (the "Conversion Shares"). As a result of the conversion of the Promissory Note in accordance with the terms of the Note Agreement, the total number of shares of Nord Common Stock beneficially owned by MIL is now 4,000,000, consisting of the 3,160,000 shares of Nord Common Stock acquired on April 15, 1996 ("the Acquired Shares"), and the 840,000 Conversion Shares.

Item 3.           Source and Amount of Funds or Other Consideration

         The Promissory Note held by MIL was exchanged for 840,000 shares of Nord Common Stock on July 2, 1996 (the "Conversion Date") in consideration of cancellation of the $2,100,000 Loan, including all accrued interest (the "Loan Conversion"), pursuant to the Note Agreement upon (i) approval of the Loan Conversion by the Nord Stockholders at the Annual Meeting of June 4, 1996, and
(ii) the approval of the listing of the Conversion Shares by the New York Stock Exchange, Inc. (the "NYSE") on June 24, 1996.

Item 4.           Purpose of Transaction

(a) MIL acquired 840,000 shares of Nord Common Stock on July 2, 1996 through conversion of the Promissory Note previously issued to MIL by Nord pursuant to the Note Agreement described in Item 6 of the Schedule 13D.

Item 5.           Interest in Securities of the Issuer

(a) MIL is the beneficial and record owner of 4,000,000 shares of Common Stock of Nord, representing approximately 20.2% of the issued and outstanding shares of such Common Stock after giving effect to the Loan Conversion described in Item 3 above and Item 6 of the Schedule 13D.

(b) MIL and Mr. J. R. Boulle may be deemed to hold shared power to direct the vote and to direct the disposition of the Acquired Shares and the Conversion Shares held by MIL (subject to the provisions of the Stock Agreement and the Note Agreement described in

                                       4


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         Item 6 of the Schedule 13D), by virtue of Mr. J. R. Boulle's beneficial ownership of all of the issued and outstanding capital stock of MIL.

         Except as described in this Item 5(b), neither MIL, Mr. J. R. Boulle nor, to the best of their knowledge, any of MIL's executive officers or directors, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Acquired Shares or the Conversion Shares held by MIL.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Note Agreement

Pursuant to the Note Agreement, the Promissory Note was exchanged for the Conversion Shares on July 2, 1996. Based on the number of Conversion Shares (i.e., 840,000 shares of Nord Common Stock) and the amount of the Loan (i.e., $2,100,000), the conversion price per share of Common Stock upon conversion of the Promissory Note was $2.50 per share.

Pursuant to the Promissory Note, the stockholders of Nord (the "Stockholders") at the annual meeting of Stockholders held on June 4, 1996, approved the Loan Conversion, and the NYSE approved (the "NYSE Approval") the listing of the Conversion Shares on June 24, 1996. At a closing held on July 2, 1996, the Loan was exchanged for the Conversion Shares and the Loan, including all accrued interest thereon, was cancelled.

The Acquired Shares and the Conversion Shares were issued in reliance upon the transaction "safe harbor" afforded by Regulation S, as promulgated by the SEC under the 1933 Act.


Item 7.           Material to be filed as Exhibits

                  None.



                                           5



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                                  SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:            July 2, 1996

                                                 MIL (INVESTMENTS) S.A.

                                                 By:    /s/ Ekkehart Kessel
                                                      -------------------------
                                                      Name: Ekkehart Kessel
                                                      Title: Administrateur


                                                 By:    /s/ Edmond Van de Kelft
                                                      -------------------------
                                                      Name: Edmond Van de Kelft
                                                      Title: Administrateur


                                                        /s/ Jean-Raymond Boulle
                                                      -------------------------
                                                         JEAN-RAYMOND BOULLE


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